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Milan

October 2, 2020

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ameen Hamady
Terence O’Brien
Margaret Schwartz
Joseph McCann

Re:	Abcam plc
Draft Registration Statement on Form F-1
Confidentially submitted on September 16, 2020
CIK No. 0001492074

Ladies and Gentlemen:

On behalf of Abcam plc (the “Company”), we are herewith filing a Registration Statement on Form F-1 (“Registration Statement”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on July 23, 2020 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on August 28, 2020 (“Submission No. 2”) and by Amendment No. 2 to the Draft Submission on September 16, 2020 (“Submission No. 3”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 3 received on September 28, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of the Registration Statement, which have been marked to show changes from Submission No. 3, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings to be assigned to them in the Registration Statement, and all references to page numbers in such responses are to page numbers in the Registration Statement.

October 2, 2020

Business, page 93

1.

We note your response to our prior comment number 6 set forth in your response letter, in which you state Figure 14 on page 112 shows data from fiscal year 2011 to fiscal year 2015. Please revise page 112 to disclose the years covered in Figure 14.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 113 of the Registration Statement.

Description of American Depositary Shares, page 157

2.

We note your response to prior comment 8 and understand that the Deposit Agreement is still being negotiated. Once finalized, please revise the disclosure under the Description of American Depositary Shares concerning the jury trial waiver on page 167 to include disclosure regarding whether the jury trial provision would apply if the ADS holder were to withdraw the ordinary shares and whether the provision applies to purchasers in secondary transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 170 of the Registration Statement.

3.

We note your response to prior comment 9. Please revise your Description of American Depositary Shares section to address your exclusive forum provision. Also, revise the penultimate sentence on page 61 to clarify the required forums for Securities Act and Exchange Act claims. In this regard, we note that you include the word “also” which appears to suggest that Securities Act and Exchange Act must be brought both in federal and state court. Also clarify whether your forum provision limits the federal courts where such actions may be brought.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 62, 63 and 170 of the Registration Statement.

Notes to the consolidated financial statements, page F-8

4.

Tell us how you considered the guidance in IAS 10 regarding adjusting events after the reporting period. In this instance, we note disclosure on page F-8 that the consolidated financial statements for the fiscal years ended June 30, 2019 and June 30, 2020 are expected to be authorized in October 2020.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its consolidated financial statements for the fiscal years ended June 30, 2019 and June 30, 2020 were authorized for issue on September 16, 2020 (in advance of Submission No. 3), which is the date through which the Company evaluated post balance sheet adjusting and non-adjusting events in accordance with IAS 10. The omission of this date from Submission No. 3 was solely clerical in nature. The Company has revised page F-8 of the Registration Statement accordingly.

* * *

October 2, 2020

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	(via email)

Alan Hirzel, Abcam plc

Michael Baldock, Abcam plc

Ian D. Schuman, Latham & Watkins LLP

Robbie McLaren, Latham & Watkins LLP